                                                                   Exhibit 99(c)


FOR IMMEDIATE RELEASE

SIRSI CORPORATION
Contact:    Vicki Smith
Tel. No.:   (256) 704-7000
Email:            vickis@sirsi.com

DATA REASEARCH ASSOCIATES
Contact:          Michael Mellinger
Tel. No.:   (800) 325-0888
Email:            mike@dra.com


SIRSI TO ACQUIRE DATA RESEARCH ASSOCIATES

TWO LIBRARY TECHNOLOGY LEADERS TO MERGE TO CREATE MAJOR NEW INDUSTRY FORCE

ST. LOUIS and HUNTSVILLE, Ala., May 17, 2001 - SIRSI Holdings Corp., a privately held company, and Data Research Associates, Inc. (NASDAQ: DRAI) today jointly announced the signing of a definitive merger agreement providing for a subsidiary of SIRSI to purchase all outstanding common stock of Data Research Associates (DRA) for $11.00 per share in cash, or approximately $51.5 million.
When combined, the new SIRSI-DRA company is expected to be a leader among vendors in the library automation industry, based on number of installed systems, according to data compiled and published in the March 2001 issue of Library Systems Newsletter.

"We are excited about joining forces with DRA to the benefit of our combined customer base," said Patrick C. Sommers, SIRSI's president. "The synergy created by the combined SIRSI-DRA organization will push SIRSI-DRA technology and expertise into the marketplace farther than either company could do on its own."

"As a multi-platform vendor, the combined SIRSI-DRA will offer a variety of leading-edge products serving the widest range of library customers," said Michael J. Mellinger, DRA's chairman of the board, president, and chief executive officer. "SIRSI-DRA will be a formidable force in the library industry."

Mellinger will remain an integral part of the management of the combined organization. He will serve as chairman of the new DRA, which will become a wholly owned subsidiary of SIRSI. He will also serve on the board of directors of SIRSI.

Details of the terms of the agreement
Under the agreement, a subsidiary of SIRSI will commence a tender offer to purchase all of DRA's 4.5 million shares of common stock outstanding for $11.00 per share in cash. Following completion of the tender offer, the acquisition subsidiary will be merged into DRA and any shares of DRA not tendered into the offer will be converted into the right to receive $11.00 per share in cash. SIRSI and its affiliates are currently in discussions with their existing lenders and other financing sources with respect to the refinancing of SIRSI's outstanding indebtedness and obtaining additional indebtedness necessary to consummate the tender offer and the related merger. The tender offer will not commence unless and until SIRSI and its affiliates receive commitment letters relating to the contemplated debt financing. SIRSI and DRA believe that the requisite financing will be available and that such commitment letters will be received within 30 days. The tender offer and merger are subject to customary conditions, including the tender of at least 75 percent of the outstanding shares of DRA on a fully diluted basis and the expiration or termination of any applicable antitrust waiting periods.

In connection with the transaction, affiliates of SIRSI have entered into support agreements with Michael J. Mellinger, DRA's chairman of the board, president and chief executive officer, F. Gilbert Bickel, III, a member of the DRA board, and their spouses.. The parties to the support agreements collectively hold approximately 56 percent of the outstanding shares of DRA. Under these agreements, Mellinger and Bickel and their spouses have agreed, among other things, that as long as the agreement is in effect, they will tender their shares in the SIRSI tender offer and vote in favor of the contemplated merger and against certain alternative transactions. The transaction was unanimously approved by the board of directors of each company and is expected to be complete within 75 days.

DRA was assisted in this transaction by Crescendo Capital Partners, LLC of Kansas City, MO.

DRA, headquartered in St. Louis, is a leading systems integrator for libraries and other information providers, offering its own propriety information services software; third-party software and hardware; Internet, Web and other networking services; as well as other related support services.

SIRSI, headquartered in Huntsville, Ala., provides software and services for libraries around the globe. SIRSI technology is used for creating electronic libraries and digital media archives, as well as for the complete automation of library operations. Services include system installation, data conversion, training support, consulting, and Web services for libraries.

NOTICE TO READ TENDER OFFER DOCUMENTS:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DRA. A Tender Offer Statement on Schedule TO will be filed by SIRSI and its acquisition subsidiary and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by DRA with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed with the SEC at the SEC's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the SEC by SIRSI will be available free of charge from SIRSI by directing a request to SIRSI Corporation, 101 Washington Street, Huntsville AL 35801-4827. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the SEC by DRA may be obtained free of charge from DRA by directing a request to Data Research Associates, Inc., 1276 North Warson Road, P.O. Box 8495, St. Louis, MO 63132-1806.

This news release contains forward-looking statements and involves known and unknown risks, uncertainties, and other factors. Actual events, circumstances, effects, and results may be materially different from results, performance or achievements expressed or implied by these forward-looking statements.

Consequently, the forward-looking statements contained herein should not be regarded as representations by SIRSI or DRA or any other person that the projected outcomes can or will be achieved, including statements about future business operations. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially are included in DRA's periodic reports filed with the SEC.

EDITORS: For information on SIRSI and DRA, visit their respective Web sites - www.sirsi.com and www.dra.com. For additional information on this release, visit SIRSI's press extranet at www.sirsi.com/Press.